SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2007
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F       X         Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes             No       X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______.)

CNH GLOBAL N.V.
Form 6-K for the month of June 2007
List of Exhibits:
1.	News Release entitled, “CNH Captures Awards for Most Innovative Designs in Engineering Products”

FOR IMMEDIATE RELEASE.
For more information contact:
Thomas Witom, News & Information (630) 887-2345
CNH Captures Awards for Most Innovative Designs in Engineering Products
LAKE FOREST, IL — June 21, 2007 — CNH (NYSE: CNH) this week won seven awards — more than any other manufacturer — from the American Society of Agricultural and Biological Engineers (ASABE) for the most innovative product designs to enter the market in 2006. The educational and scientific organization also singled out the company for a special award, having one product included in the Top 10 innovations from all previous winners since the program began.
CNH took AE50 honors, which were sponsored by ASABE’s Resource magazine, for the following:
—AFS Cotton Yield Monitor (Racine, Wis.) from Case IH, a unique Controller Area Network-based optical sensor, provides precise, real-time cotton flow information on a continuous basis while harvesting.
—Module Express 625 Cotton Harvester (Racine, Wis.) from Case IH, a cotton picker that combines three field operations into one, greatly reducing cotton harvesting cost through use of an innovative on-board packing system.
—Smart Sieve™ Grain Cleaning System (Zedelgem, Belgium), from New Holland, a patented self-leveling system that allows New Holland CS and CSX combines to separate high volumes of grain with minimum grain loss and maximum cleaning efficiency on side slopes of up to 25 percent, depending on the crop.
—The Case IH Steiger® AccuSteer™ II System (Burr Ridge, Ill.), a redesign of the tightest-turning-radius tractor in the industry increases integration of the system into the base tractor systems while improving performance.
—SuperSuite™ Compact Tractor Cab (New Holland, Pa.), now available factory-installed on New Holland model TC40DA and TC45DA Boomer™ compact tractors, provides superior all-direction visibility and a spacious, comfortable interior.
—New Holland FastSteer™ Steering System (New Holland, Pa.) allows tractor operators to increase the speed of their steering as well as minimize the amount of effort required to execute that action.
—New Holland Flexicoil SD550 Air Hoe Drill (New Holland, Pa.) alters the conventional folding methodology of large air seeding machines.

The special Top 10 recognition was for the On-the-Go Two-Speed Shift that gives operators of the New Holland Super Boom™ skid-steer loader Model Lx885 the ability to shift from high to low range at the touch of a fingertip.
Among other manufacturers, Claas of America Inc. was accorded six AE50 awards; Deere & Co., four; and AGCO, three. Trimble Navigation, a CNH global positioning system partner, took two honors.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by about 11,500 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI; NYSE:FIA). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Roberto Miotto
Roberto Miotto
Senior Vice President, General Counsel and Secretary

June 21, 2007